Filed by Webster Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Sterling Bancorp
Commission File No.:  001-35385
Date: April 20, 2021

The following is a transcript of an excerpt of the joint conference call held by Webster Financial Corporation and Sterling Bancorp on April 19, 2021.  This transcript was prepared by a third party and has not been independently verified by Webster Financial Corporation and may contain errors.

Sterling-Webster
Merger Announcement and First Quarter 2021 Earnings
April 19, 2021

Presenters
Kristen Manginelli, Director of IR
John Ciulla, Chairman and CEO of Webster Financial
Jack Kopnisky, President and CEO of Sterling
Luis Massiani, Chief Operating Officer of Sterling
Glenn MacInnes, CFO of Webster
Bea Ordonez, CFO of Sterling

Q&A Participants
Chris McGratty – KBW
David Chiaverini – Wedbush Securities
Jared Shaw – Wells Fargo Securities
Christopher Keith – D.A. Davidson
Steven Moss – RBC Capital Markets
Casey Haire – Jefferies
Matthew Breese – Stephens
Laurie Havener Hunsicker – Compass Point
Ken Zerbe – Morgan Stanley
David Bishop – Seaport Global Securities

Operator
Good morning and welcome to the Webster Financial Corporation and Sterling Bancorp merger and first quarter 2021 earnings call. Please note this event is being recorded. I would now like to introduce Webster’s Director of Investor Relations, Kristen Manginelli to introduce the call. Ms. Manginelli, please go ahead.

Kristen Manginelli
Thank you, Melissa (sp). Good morning and welcome. Earlier this morning, we issued a joint press release to announce a merger of equals of Webster Financial Corporation and Sterling Bancorp. Both companies also separately issued their respective first quarter earnings releases. On the call today, we will discuss the merger announcement and provide some brief comments regarding each company’s first quarter earnings. As noted in our earnings releases, this call will take the place of the earnings calls previously scheduled, and those calls have been canceled. Today’s presentation slides have been posted on each company’s investor relations website.

Before we begin our remarks, I want to remind you that the comments made by management teams of both Webster Financial Corporation and Sterling Bancorp may include forward looking statements within the meanings of the Private Securities Litigation Reform Act of 1995 and are subject to the safe harbor rules. Please review the forward looking disclaimer and safe harbor language in today’s press release and presentation for more information about risks and uncertainties which may affect us. I’ll now introduce Webster’s Chairman and CEO, John Ciulla.

John Ciulla
Thank you, Kristen, and good morning. We appreciate everyone joining us this morning to talk about this terrific transaction. With me here in Stamford are Jack Kopnisky, President and CEO of Sterling, Luis Massiani, Chief Operating Officer of Sterling, Glenn MacInnes, Webster’s CFO, and Bea Ordonez, CFO of Sterling. Jack and I will walk you through the merger transaction. Glenn and Bea will then briefly discuss each bank’s first quarter earnings, materials for which were released earlier this morning. At the end of our joint presentation, the five of us will be happy to take your questions. Jack and I are so excited about bringing together two great banking organizations. We believe that we’re creating a banking powerhouse, a differentiated, commercially focused, high performing franchise, with strong middle market and retail market share from Metro New York to Metro Boston and established and growing national health savings and commercial banking businesses. With that, let me turn it over to Jack.

Jack Kopnisky
Thanks, John, and good morning to everyone. We are very excited to announce this terrific combination. John and I have been talking for several years about creating this type of transformative combination. We strongly believe the combined company will create strong shareholder returns, terrific value propositions for our clients, provide an exceptional work experience for our colleagues, and support and serve our communities. We also think that scale matters. The scale to invest in top talent, scale to provide technology solutions our clients and employees want and need, scale to invest to create a best in class enterprise risk management system, and, importantly, significant investments in businesses where we can continue to distinguish ourselves.

Let’s start our presentation on page five of the deck to detail the attributes of the transaction and resulting combined company. This combination drive scale and diversification and unlocks significant revenue growth opportunities across commercial lending, health savings, consumer banking, and fee based businesses. The pro forma financial metrics of the combined company are strong. APS accretion is significant to both sets of shareholders at over 20% to Webster and over 10% to Sterling. The projected ROA TCE and ROAAs are top quartile, and we expect to achieve those returns while investing in our differentiated businesses. The combined companies expected to generate significant excess capital, which we intend to allocate diligently. We estimate well over $400 million generated annually through core earnings.
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Finally, John and I are very aligned and passionate about the culture of the combined company. In building this company, we will take the best of both predecessors. Through our discussions and due diligence, we found the companies to be extremely complementary from a business standpoint and from a culture standpoint. We’re focused on using the elements of both company’s business attributes and cultures to build a distinctive, results oriented, contemporary organization that cares about each employee and provides a terrific client experience.

On page six we outlined why we think this is a powerhouse northeast (sp) bank. First, we enjoy complimentary regional presence in the largest concentration of commercial and consumer households and wealth in the United States from Boston to Metro New York City. Our combined 200 financial centers serve consumers and small businesses along the I-95 corridor and Long Island. Secondly, we each have strong high performing northeast region relationship based segment focused CNI and CRE middle market and business banking teams. Third, this combination brings complementary national middle market focus commercial teams in HSA, sponsor finance, lender finance, equipment, public finance, mortgage warehouse lending, innovation finance, ABL, factoring, payroll finance, franchise lending, community development, and national CRE. We have significant diversity in asset categories where we can allocate capital to achieve our targeted risk adjusted returns.

Fourth, we will have a superior low cost, long term funding diversity and liquidity through financial centers, commercial teams, health savings, online, and banking as a service channels. The HSA channel is particularly unique and opportunistic. The funding attributes of these combined companies are among the best in the industry. Fifth, the earning power of the combined company provides for significant flexibility in how we invest for the future. We are aligned in our strategy for how we will use this power to deliver meaningful returns and create a forward looking organization. Finally, we are confident in our ability to deliver this proposition. We have counted leadership teams and team members with extensive regional industry and transaction experience with a proven history of performance and execution. Our most important attribute of this combined company will be our highly talented colleagues and team members. Now let me turn this over to John to provide the specific details of the transaction in our future together.

John Ciulla
Thanks, Jack. The transaction is really compelling, obviously, from a strategic perspective. Both banks have a decidedly commercial banking focus, and our businesses are really complementary, as Jack highlighted. Both organizations have a strong regional presence in the attractive New York to Boston market, along with differentiated and profitable national commercial banking businesses with proven execution from both the growth and a credit quality perspective. The larger scale and revenue base will allow us to more aggressively invest in key businesses and activities, including HSA Bank. This transaction will enable us to enhance our HSA Bank proprietary technology and product offerings, and we believe we can maximize the value of that business by leveraging the scale and investment capacity of the larger organization. And the combined entity will continue to build out digital and banking as a service capabilities, building on the recent successes on the Sterling side, as well as focusing on growing fee (sp) generating businesses in treasury services, capital markets, and beyond. The retail footprints are continuous, and we connect Webster’s Boston to Southern Connecticut Westchester Banking Center footprint with Sterling’s robust Metro New York and Long Island footprint.
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Turning to page eight. As I mentioned, both banks have purposefully focused on commercial banking growth, and the combined organization will have a complementary and diversified loan portfolio with respect to both geography and asset class. For example, Sterling has a higher concentration in CRE while Webster as a higher concentration in sponsor and specialty lending. When you bring the two banks together, concentrations are reduced, importantly, lending capacity is created, and opportunities to bank a broader customer base are created. And as I mentioned earlier, we have a great New York to Boston regional commercial banking business, representing about 75% of the commercial businesses, along with several niche national lending businesses that Jack discussed, with proven track records on growth, profitability, and asset quality.

Consistent with prior transactions like this, we don’t include any revenue synergies in our financial model. However, Jack and I believe there is significant top line upside for this combined company, and it is one of the primary motivations for both of us in pursuing the combination. I’ll provide one specific example. In (inaudible) sponsor and specialty business, we have been very disciplined with respect to single credit hold levels. We often step away from great lending opportunities with longtime relationships given balance sheet constraints as a $30 billion bank, constraints that are largely illuminated when you are $65 billion bank. The result will be stronger, prudently underwritten loan growth, along with increased treasury and capital markets fees.

Turning the page nine. We couple our commercial lending franchise with the best in class and diversified deposit franchise, a deposit franchise that will be even more differentiating as interest rates rise overtime. Four thriving segments: a consumer banking franchise with the branch footprint in one of the most important and attractive markets in the country, a commercial banking franchise that offers sophisticated treasury management services for commercial customers, a top health savings franchise nationally with 3 million customers, 10 billion in footings, a 12% market share, and 11% realized account growth over the last five years, and lastly, but just as importantly, a growing digital banking platform and high potential banking as a service business.
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On page 10. Jack and I both know the key to success and execution here is bringing these two great organizations together from a people and culture perspective. We have a clear and aligned view on what the combined organization will look like and what we will expect from our colleagues and bankers. The combined company will be simply a great place to work. We will strive to create a culture of high accountability that is entrepreneurial and change ready, rewarding high performance, execution, and teamwork. We will have a culture that is diverse, equitable, and inclusive, where all bankers will respect the dignity, ideas, and perspectives of their colleagues, clients, and members of the communities we serve. We will combine our strong risk cultures, where every banker is a risk manager who embraces and understands the banks risk appetite and who owns the risks inherent in her or his activities. At the core of our culture will be our values where we will expect all bankers to have high integrity and to do the right thing all the time, even when no one’s looking.

I’d like to jump to page 12. Having addressed the strong strategic position of the combined company, let me turn to the structure of the deal. This is a 100% stock merger of equals. Sterling shareholders will receive a fixed exchange ratio of .463 a share of Webster for each share they own in Sterling. Sterling Bancorp will merge into Webster Financial Corporation, and the resulting holding company will be Webster Financial Corporation. Sterling National Bank will merge into Webster Bank, and the resulting bank will be Webster Bank. Leadership will draw from both companies. Jack will be Executive Chairman for 24 months from closing. I will be President and CEO at closing and will further become Chairman after 24 months. Luis will be our COO, and Glenn will be our CFO. As Jack mentioned, the rest of our executive team will be made up of talented and diverse professionals from both organizations. One thing I can tell you is that we do not have a shortage of talent to draw from.

Our Board will be comprised of eight existing Webster directors and seven existing Sterling directors. Bill Atwell, Webster’s existing lead Independent Director, will continue to serve in that capacity for the combined company for 24 months post-closing when the lead Independent Director will become a heritage Sterling director. Pro forma for the transaction, Webster’s existing shareholders will own approximately 50.4% of the company and Sterling shareholders approximately 49.6%. Our shared headquarters will be here in Stamford, Connecticut, but we are strongly committed to our community and will retain a strong presence in Waterbury, Connecticut and in several Metro New York locations. Both banks have strong relationships with our regulators, and we expect to close the deal in the fourth quarter of this year.

On page 13, I’ll briefly go through the key financial assumptions and underpinning of (sp) those financial benefits of the combination. First, the two companies have utilized analyst’s consensus estimates for 2022 as a baseline. On costs, we’ve identified net cost savings of $120 million pretax, net of identified technology and people investments. Cost saves are equal to approximately 11% of our 2022 combined expenses and is incremental to Webster’s announced efficiency initiatives. We expect to phase in 75% of the cost saves in 2022 and all of them by 2023. On revenues, as discussed earlier in the presentation, we’ve identified a number of opportunities to enhance our franchise through the combination, but we have not factored in those potential revenue synergies into our financial model.
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Given the exceptional profitability and strong capitalization of the pro forma company, we have assumed that we’ll return a portion of our 400 million plus in excess capital generation to shareholders in the form of repurchases. 400 million of share repurchases are assumed in 2022, and, for modeling purposes, we’re assuming a 75% payout ratio thereafter. This adds approximately 200 basis points to the earnings per share accretion to our shareholders, but I want to stress importantly that we can meet the EPS accretion figures we’ve disclosed without buying back any shares. Lastly, we’ve included here for you to see the credit and fair value marks we expect to take at closing when Sterling’s balance sheet is marked. We perform significant reciprocal credit diligence and affirm the adequacy and appropriateness of both companies existing allowance for credit losses.

The output of our combination is on page 14, and, in a word, it’s exceptional. The deal is more than 20% accretive to Webster shareholders, more than 10% accretive to Sterling shareholders. We can get to those with the cost saves fully phased in, and we have enhanced our ability to invest in the franchise. Tangible book value dilution and earned back are minimal and not material. We’ll produce approximately 440 million per year in excess capital. As I said before, we’ll invest aggressively in our business and support loan growth while still having significant capital to return to shareholders. Jack and I are completely aligned on capital management.

Turning to slide 15, I’m incredibly excited about what this deal means for HSA Bank. As you know, a top priority at Webster has been to aggressively grow HSA, and part of the strategic rationale for both sides for doing this transaction is what we can do to accelerate that growth. As Webster’s analysts and shareholders already know, HSA Bank is a growth engine, delivering account growth of 11% over the past five years. Pairing HSA Bank with a combined entities strong banking businesses maximizes its economic profits, potential relative to its standalone non-bank peers (sp), meaning we can realize the full value of the deposits as a bank. This deal makes HSA Bank better and, overtime, bigger. First, we’ll have two times the balance sheet to grow the business. Second, we’ll have larger product and technology investment budgets. And third, we’ll continue to benefit from the long term growth and health savings, driven in part by favorable demographics and a strong market position.

Let me spend just a couple of moments on the cost savings and investment opportunities outlined on page 16. As I said previously, we’ve identified $120 million in cost saves. That’s net of investments. We identified these using a bottoms up approach, with the two teams working together to identify facilities optimization opportunities, redundant technology, overlapping servicing platforms, shared services, third party and vendor consolidation opportunities, and the like. You’ll note that the saves don’t come from revenue generating resources, and our branch overlap is low, which should limit the impact on our customers and our communities. I can’t emphasize enough that both Jack and I view the cost saves as enabling us to create investment capacity to grow our differentiated businesses.
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The combined company enters this transaction with a robust starting capital position and an industry-leading pro forma profitability that you can see on page 17. Fully synergized earnings, net of organic growth, and our common dividend produced $440 million of excess capital annually, equivalent to $2.50 a share. On page 18, we show a little bit about the diligence process. Jack and I would really like to thank our 200 plus team members across both organizations who participated in our extensive due diligence effort. Both companies diligenced (sp) each other extensively, with a particular focus on loan portfolios where we sampled and reviewed significant portions of each other’s largest exposures, commercial and real estate portfolios, and COVID impacted sectors. And, more importantly, for the combined company going forward, this diligence process revealed that we have a common approach to enterprise and credit risk management, and there are talented teams across both organizations that are excited to get to work together.

Let me conclude on page 19. As you can see from the metrics and hearing our voices, we’re very excited about this combination. Webster and Sterling are individually strong performers, and, together, we’re simply best in class. We’ve outlined here the strong value we’re unlocking for our shareholders, and we think there is tangible and material upside as we deliver. With that, let me hand it back to Jack for some comments.

Jack Kopnisky
Thanks, John. And as John and I have outlined, we absolutely, positively believe this is a winning combination. The combination enables us to achieve the scale to fully invest in our people technology risk systems and targeted businesses to achieve strong returns and results. The financial outcomes of the transaction are strong, with solid EPS accretion for both shareholder bases, strong tangible book value earn back or short tangible book value earn back, and strong projected returns and capital generation through earnings. The complementary nature of both companies, businesses, and cultures will be reflected in the combined entity, as John said. We are very excited about the future together. We are very confident we will deliver a great value proposition for our shareholders, clients, colleagues, and our communities. Now let me turn the call over to Glenn MacInnes, Webster’s CFO, who will take you through Webster’s earnings for the quarter. He will then turn it over to—the call to Bea Ordonez who will review Sterling’s first quarter results, and then we will open it up for questions from all of you. Thanks.

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Luis Massiani
Thanks, Glenn and Bea, for that review of first quarter results. That is the end of our prepared remarks. Jack, Bea and, I are excited to be here with John and Glenn announcing this merger today and want to thank everyone again for joining us. We think this is a great opportunity for both organizations. Now, let’s open the line for Q&A.

Operator
Thank you. At this time, we’ll be conducting a question-and-answer session. If you’d like to ask a question, please press star one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star two if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. Our first question comes from the line of Chris McGratty with KBW. Please proceed with your question.

Chris McGratty
Hey. Good morning, everybody. Maybe I’ll start with a question about growth. Pro forma—I mean, with the with the Sterling (inaudible), there was an ongoing remix that occurred over a couple years. Doesn’t seem like that at all is kind of part of this transaction. I’m interested kind of in how you’re thinking about the combined growth rate, especially with one of your larger peers having sold recently. Thanks.

John Ciulla
Yeah, Chris. That’s a great question. I would say two things. As I said over and over again, with our commercial book and then the work we’ve done with Jack, we both think that, in a normalized loan demand environment, we’re a high single digit 10% loan growth company on an organic basis. We don’t see a lot of repositioning here. Obviously, we caution giving growth estimates right now just because of what’s going on economically in terms of demand and what’s going on in some of our Metro markets. But the reality is, one of the reasons we get so excited about this is that we think we can grow commercial loans high single digits, 10% annually on an organic basis. And if you heard Jack describe all of the different business lines and levers we have to pull, we don’t have to throw the bomb in any one asset category or any one geography, and we don’t see ourselves necessarily pulling back or repurposing any of the commercial portfolio. So, we’ve got this great geographic diversity, this great asset class and business diversity, and we think when we get some economic tailwinds, we’ll be able to outperform the market with respect to loan growth.

Jack Kopnisky
Yeah, and your observation is right, Chris, that, in the Astoria thing, we were—we really needed to reposition the balance sheet to get the types of mixes that we want. And this, as John described, this is all kind of growth opportunity in the diversity of categories we have. One of the great things about this mix is the businesses that we have, especially on the commercial side, are complementary. They’re not conflicting, and they have the right kind of concentration levels when you add everything together as they sit (sp). So John used this really great example of the sponsor business, of being able to grow that sponsor business very much so now with the combined balance sheet. On our side, we have been limited by the size of the deals that we’ve been able to do because of the balance sheet. So, now we have great opportunity to grow a variety of categories and keep within the risk parameters that we want to stay within.
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Glenn MacInnes
Chris, let me—it’s Glenn. Let me just add one more thing to that. In the model itself, we sort of modeled it along the lines of consensus estimates, so around 4%. So, as both Jack and John have indicated, we think we’re being conservative (sp) when we have opportunity to grow above that level, just for modeling purposes.

Chris McGratty
That’s helpful. If I could just sneak one more in. A lot of discussion today with interest rates and potential overtime to see rates move up. I’m wondering how this combination affects the overall rate profile of the company. And obviously Webster’s got the HSA business. I see that (sp) roughly 60% of the book flows, but how are you thinking about just repositioning pro forma?

John Ciulla
Yeah, so, let me take that, and anyone can add do it. But I think from a combined standpoint, we think we’re very well positioned for rising rates. And as indicated on the slide, our loan portfolio, 80% of which is commercial, and 60% of that which is floating adjustable. So, we think we’re very well positioned right now for the eventual rise in rates.

Jack Kopnisky
And the combination is super complementary from the perspective of allowing us to kind of originate all types of assets across that interest rate spectrum. So, with our commercial real estate exposures and the business lines that we’re in, we have the ability to originate assets on the5, 7, 10 year (sp) part of the curve, and that combination of being able to add some fixed rate assets longer term at slightly higher yields better positions the company for any type of interest rate scenario, regardless of what happens to the interest rate curve. So, very complementary but the company itself is extremely well positioned for a rising rate environment a steeper curve, as well as a rising rate environment, which would be very, very beneficial to both companies (inaudible).

Chris McGratty
Okay. Thanks a lot.

Operator
Thank you. Our next question comes from the line of David Chiaverini with Wedbush Securities. Please proceed with your question.
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David Chiaverini
Hi. Thanks. Just wanted to ask as a follow up to that growth question, you kind of emphasize high single digit 10% for the commercial portfolio, and you mentioned for modeling purposes 4% combined. Should we read into that consumer portfolio could be a drag on that growth, and so growth, as opposed to high single digit 10%, would be more, say, mid to high?

John Ciulla
No. Let me be clear. I talked about over the long term in a normalized loan demand market getting that kind of growth. What you’ll see in the model, as Glenn talked about, is taking into consideration us coming out of the pandemic and current loan growth estimates. So, the consumer portfolio, which really, going forward, would be basically the mortgage and home equity book at Webster with what’s remaining of mortgage book at Sterling, will really not impact—it probably won’t grow as quickly, but it won’t—because the commercial bank portfolio will be so strong, that should not mute overall loan growth. But I want to be clear about the 4% in the model takes into consideration off of consensus estimates and takes into consideration that the current economic environment. What I’m providing is a perspective on what Jack’s bank and what our bank have been able to do over the longer term with respect to organic commercial growth in a more normalized economic environment.

Jack Kopnisky
Yeah, and remember, the loan mix is 80% commercial, 20% consumer. So, the math kind of works, as John described.

David Chiaverini
Great. That’s helpful. And in terms of the scale benefits that you spoke about, it sounds as if you’ve been turning away some good opportunities just for risk management purposes. It sounds as if that’s yet another reason as to how you’re going to be able to achieve this high single digit 10% loan growth going forward.

Jack Kopnisky
Absolutely. I mean, across all the businesses, we have better opportunities and also things like syndicating larger deals. So, Sterling—at least on our end, we haven’t done big deals we syndicate out because they (sp) wanted to take a bigger exposure. This company will be more capital markets oriented than either company was previously. So, there are a variety of opportunities. And what we feel really comfortable about is we have not weighed in on the models on the incremental revenue synergies as a result of this company. Those types of opportunities to expand the size of deals out there, the opportunity to grow from banking as a service standpoint, the opportunity to grow the HSA business more significantly than already great growth. So, we haven’t really modeled—well, we have modeled it, but we haven’t modeled it into the estimates of this. We think the revenue opportunities are significant, but you see the financials as they are, even without the revenue synergies.
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David Chiaverini
Great. And then last one for me is on HSA. The growth seems to be a little bit better than what I was expecting. Can you talk about the pipeline and the outlook for HSA here?

John Ciulla
Yeah, I mean, it’s been an interesting time for us, because there’s been a whole lot of dynamics around the HSA business that have been impacted by the pandemic. We obviously saw a lower swipe (sp) fees and interchange fees because people weren’t going to the doctor. We also saw not quite as much activity in terms of new accounts opened by existing customers, and that wasn’t unique to us. Everyone in the marketplace, because of the employment dynamics, saw a lower organic account growth from their existing customers. So, we sort of—we were relatively pleased with what we were able to do, particularly in this enrollment season, in terms of winning new, new business and customers, because we know that (inaudible) for the passage of time, a majority of our new accounts come from existing customers. So, the key thing for us is to continue to add corporate and large employee customers. We believe that, as the pandemic settles, that we’ll see more normalized account growth from our existing customers, that there’ll be more activity in the marketplace, and that we’ll see more fee income from interchange and from other sources in account fees as we grow the business.

So, I think—the good news for us—and you didn’t ask this question, but I’ll offer it up—is that any concerns around what was going on legislatively or with the new administration we think are completely allayed. So, I think there—we feel like there’s bipartisan support for health savings accounts as a solution to help lower overall health costs and to empower people to take care of and take control of their own health care. And so, we see nothing but the demographics increasing growth opportunity in that business, and, as we said a couple of times, both Jack and I, one of the really important reasons for doing this transaction is to free up investment capacity, so we can either—even accelerate that growth into a good environment there.

David Chiaverini
Thanks very much.

John Ciulla
Thank you for the question.

Operator
Thank you. Our next question comes from line of Jared Shaw with Wells Fargo Securities. Please proceed with your question.

Jared Shaw
Hey. Good morning, everybody. I guess just sticking with HSA, looking at slide 15 in your commentary, is that implying that the Webster—the legacy Webster balance sheet was limiting HSA growth, or is it more that, going forward, you won’t have to worry about many concentration risk as much?
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John Ciulla
I think, Jared, it’s more awkward opportunistically. So, we felt we’ve been competing well. We’ve held on to our market share and our position in the market, even as some of the other competitors have grown inorganically, but we knew that this was an opportunity to supercharge the growth there and the investment, make sure that where giving our customers the right proprietary technology experience, making sure that we have the right people, making sure we can opportunistically invest in complementary product lines there. And so, I wouldn’t say we were frustrated, because we continue to grow organically at a rate that allows us to maintain our market share. But we think this could be differentiating and an inflection point for us to really accelerate that growth vis-à-vis our competitors.

Jared Shaw
Okay. Alright. I guess, maybe shifting over to the technology side, can you talk a little bit about the two technology platforms—core platforms and some of the other tech offerings and where there’s compatibility and maybe where there’s some opportunity for upgrading? And then, I guess, how does the Sterling banking as a service offering tie into that—into the legacy Webster products (sp)?

Jack Kopnisky
Sure. So, couple a different questions there I think. So, first and foremost, from a synergies or savings perspective, we think that there’s a tremendous opportunity on the IT side (sp). So, we’re going to go through a—as we do with every merger that we have done, we’re going to go through a detailed review of pros and cons of what Webster runs today, what we run today, and we’re going to figure out what’s the best combined platform for a company of this size and diversity that we’re going to be. That applies both on the deposit side. It applies on the lending side. The combined company runs something like 16 different lending platforms today, most of those being with the diversified product offerings on the short term working capital financing that (inaudible) Sterling does. And so, across the board, when you think about the ability to generate efficiencies and savings, it is twofold. It’s both a deposit (sp) and on the loan side. And again, after a detailed review of what’s best for the combined company, it’s going to be pretty clear as to how that—kind of how that—where—what the best solution’s going to be.

From a banking as a service perspective, I think that that is more—the way that we have—the combined thought process there is that it’s not so much a how does that benefit a Webster shareholder or a Webster customer, but how does that benefit the combined company customer, right? So, there is going to be the ability to provide specific types of new products deposit and lending to small businesses to consumers to small and middle market commercial that are going to be driven through more of a digital (inaudible) enabled platform than what either company had done historically. You’ll see that in our first—in the Sterling first quarter release. We highlighted there that we have three new banking as a service initiatives with Google, BrightFi, and Row (sp) technologies. The benefits of those relationships are going to start being—you will start seeing them in the second quarter results with increased deposit balances and increase (inaudible) fee based opportunities in all three of those relationships. And so, the ability to build a diversified platform of Fintech partnerships across the board benefits both companies, and, at the same time—and it creates a new angle from the perspective of deposit gathering as a generation (sp), as well as fee based origination for the combined company.
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Jared Shaw
Okay. Thank you.

Operator
Thank you. Our next question comes from line up Christopher Keith with D.A. Davidson. Please proceed with your question.

Christopher Keith
Good morning, everyone. So, I guess I’d like to start with the—could you provide some color on the potential cross selling opportunities between the two firms?

Jack Ciulla
Yeah, I mean, I’ll start. They’re significant across the commercial banking businesses, across—just deeper penetrating our entire consumer footprint. And then, as we talked about, we’ve begun to explore in earnest cross selling two our HSA account holders on a national basis, too. And so, I think when you put a company of this scale together and you think about some of the digital offerings that Luis was talking about and you think about banking as a service, there are all kinds of opportunities to segment people that touch this combined organization and figure out how to provide financial solutions for them on a broad scale. So, some are obvious. And again, I’ll speak with the ones that pop into my mind, and I apologize if they’re Webster centric. But one of the things in cross selling HSA too large employers, (inaudible) is in that business, for example, and they have large corporate customers.

Now, again, with a bigger balance sheet, we can move up market and play in credit facilities of some larger corporations and cross sell the HSA product there. And we’re going to be building out our treasury management capabilities. So, everything we’re doing as a combined organization gives us an opportunity to move prudently up market, expand the customer base, and sell through what the two banks do really well to each other’s customer base where applicable. So, that’s one of the reasons that Jack and I are always smiling is because, as we said in the model, we don’t really have any of the incremental revenue synergies built into the model, but we know, because we’re both focused on the same markets, we’re both focused on expanding commercial banking businesses and fee generating businesses, that we have a huge opportunity to accelerate growth on the top line (sp).

Jack Kopnisky
And I will tell you, we will absolutely set very specific revenue synergy goals relative to cross selling as a result of this. You think about—John used the example of HSA. We have a ton of clients at Sterling that would benefit from the interaction on the HSA side of this thing. And by the way, Sterling itself is an HSA client at Webster’s, which is an interesting cross sell to begin with on this this (sp). But we have we have any number of opportunities out there, and we have—what’s great about the combined company, we have a lot of really unbelievably talented and smart folks that are experts in each of those verticals that we both mentioned along the way. And the ability for them to work together, to bring the solutions that another vertical has is very, very apparent, and there’s a very clear path to ensuring that’s happening. And I’ll emphasize again the—a point that John made. One of the biggest attributes of the combined company, this is a really great middle market and lower middle market company. So, we’ve put a lot of our chips on those segments. We think the consumer business is important, but the chips that we put is building a company that is very middle market and lower middle market focused, and the ability of us to really compete with some of the big guys out there I think with the size organization that $63 or $65 billion is pretty apparent.
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Christopher Keith
Got it. Thank you. And just turning back to the technology discussion, you went over some of the details of the opportunity and the cost saves and landing on the more similar service providers, but I’m curious on some of the investments that may cause some of the (inaudible) not to drop the bottom line initially. You talked about some of the opportunities in the banking as a service, but are there any specific details around the technology platforms and investments that may be made early on?

John Ciulla
We were talking about in early—in terms of our cost saves, the net costs being 11% of the combined organization. That builds in the fact that we provided cushions for us to invest specifically in technology and people. And if you look at it—almost $100 million over 5 years that we have a capacity without impacting our ability to get that net cost savings of $120 million. So, as we’ve said several times, what’s important about this transaction is the cost synergies really free up investment capacity, because we think we have growth opportunities to expand the business. And so, it’s not just about creating value on those cost saves themselves, but we set a very reasonable and conservative bar on the net cost saves, because we wanted to build in enough capacity and cushion so that we could continue to invest in banking as a service in HSA, in our transition to digital delivery for our consumer customers, for treasury products. So, we feel really good about being able to deliver that net number.

Jack Kopnisky
Yeah, I’m just going to emphasize what John said. This is a net number. So, usually you could argue that we could set a goal of 15% to 20% core expense reductions. The 11% is actually the net number. We’re making strong investments in things like HSA, as an example, digitizing everything as it relates to the client, automating all the manual back office functions. Those are the types of investments that we will make in those categories, getting fantastic data aligned along the way. We—at Sterling, we just looked at—we’ve created a road map on technology spends to digitize and to automate the back office, but the additional spend of another $15 to $20 million to get all the data right, it’s pretty tough to make as a $30 billion company. As a $65 billion company to get data correct and at the hands of each of our colleagues is the type of investment we can afford to make out of this. So, we think we’re—we’ve lined the expense and investment dynamic up correctly on this.
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Christopher Keith
Got it. Great. And then, I’m sorry. Just real quick, Luis, can I just confirm that it sounds like you have not chosen who you plan to use for the combine (inaudible) core processing and digital banking services as your provider yet?

Luis Massiani
Correct. Not yet. That’s going to be one of the first and key decisions that we’re going to evaluate, and we will come to a decision here pretty quickly. But there’s plenty of opportunity, and as John and Jack just alluded to, you can imagine that a company with the size and diversified businesses that we have is going to be a great client for any host of potential technology and digital technology providers. So, we very much like the spot where we’re in, and we think that we’re going to be able to partner with somebody at very cost effective—I think great (inaudible) or economic costs, and so it should be a great opportunity for the combined company.

Christopher Keith
Great. Thanks for taking my questions.

Operator
Thank you. Our next question comes from line of Steven Moss with RBC Capital Markets. Please proceed with your question.

Steven Moss
Hi. Good morning, guys. So, I guess just on the consumer side, how are you guys thinking about your respective consumer businesses and their footprints? Is there an efficiency ratio hurdle that you’re targeting for the consumer business?

John Ciulla
Let me start, and then Jack and Luis can go. It’s interesting where—they’re actually—we’ve taken similar approaches to making sure that we’re—both companies are delivering for their client bases but also taking the opportunity to optimize the cost structure and the delivery channels, right? We both want to meet our customers where they want to meet us. We know that increasingly less in banking centers and more through digital channels. So, I think both companies have been on that journey I think in different stages with slightly different strategies. The interesting thing about it is I—we announced, obviously, in December the fact that we were consolidating 26 banking centers, and we’re just finishing that up now. And obviously Jack and this team have also done consolidation on their side. But coming into this transaction with these two companies, there are no immediate plans for significant branch consolidation. We’ll continue to strategically look at the whole network. And as both of us have said on our public calls, we know that we’ll have less square footage overtime than more square footage. That’s just going to be the trend. But interesting is, where we are, it doesn’t—we don’t need to dramatically change the banking center footprint at the outset to make this deal work, and it’s not included in the significant financial benefits up front.
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So, what I would say is, we’re going to try and harmonize the way we approach the market over time, make sure that that $20 billion in deposits from great consumers that love banking with us stay there, and that we make sure we continue to delight our customers through whatever channels they want. But it’ll be a process of harmonizing, and I think we’re both—and you’ve seen Webster and Sterling sort of say we’re stewards of capital. We deploy capital to those businesses that have the highest opportunity to generate economic profits overtime. And so, you’ve seen both of these banks—the real reason that Jack and I are sitting across the table is you’ve seen both of these banks overtime transition to a more commercial footprint with an optimized and stable and solid retail footprint. And we care about those customers deeply, but we make sure that we’re efficiently and effectively delivering for them.

Jack Kopnisky
Yeah. I think—the other thing I’d mentioned, you think about the deposit (sp) channels. I think this is the best mix of funding channels with the client that you can get. So, we want to provide, as John said, a great client experience. But from a financial standpoint, you have really low cost, highly effective consumer financial centers, You have commercial teams that do a great job of, again, driving low cost, long term relationship deposits. You have HSA business that is a superior deposit (inaudible) provider of low cost, long term deposits. We’ve built out some online functionality with some other brands. So, we found that that’s been effective. And, as Luis mentioned, the banking as a service is a growing and greatly opportunistic source of deposits and fees. And then you supplement that with all the wholesale deposit gathering, all that—those types of things.

So, we think of these things as channels where, on the front end, we want to provide great experiences. On the back end, we think the funding dynamic of this diverse group of channels is effective. You think about how banks have grown up. We grew up by mostly getting all of our deposits through branches. That’s not what clients want now. They want other channels. So, we’re being able to both provide those channels to the client and benefit from the diversity of the funding sources.

Steven Moss
Understood. Appreciate that. And then just moving on to the balance sheet side, obviously this quarter there’s a continuing rise in liquidity, both—on both your balance sheets. How are you guys thinking about handling this liquidity in the next couple of quarters with the chance of even more liquidity coming on to your balance sheets?
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Glenn MacInnes
Yeah, Steven. Hi. It’s Glenn. I think what I would tell you is, for modeling purposes, we’re conservative, and we assume no adjustment from where we are today. We don’t want to put our access to put it in assets today, and they’re not—either not available or not attracted to us from either a rate or duration standpoint. So, all the modeling assumes that we basically have preserved that liquidity ex (sp) the 4% balance sheet growth that I indicated earlier.

Jack Kopnisky
I think I can talk to—speak to what John’s comment will be we’re not going to do stupid things out there by extending risk parameters and things like that and chasing (inaudible) and chasing risk out there. This is a time that we’ll have a lot of excess liquidity. A lot of funds are flowing. There’s a lot of cash out there since the governments given away about now $2 trillion. There’s a ton of liquidity out there. The—we have to be good risk managers in this. And that’s both on the security side and the lending side. We’re not going to go out long and try to get one more basis point because went from five to seven years on securities. Or on the risk side, we’re not going to change the things that we know are appropriate out there. So, if we have to do buybacks and things like that, return capital, that’s fine. But, as Glenn said, the models are very conservative. We’re not extending ourselves out on this. Our view is there’s just a ton of opportunity should rates and wind rates go up and when deals get more attractive.

Steven Moss
Great. And congrats on the deal. Thank you.

Operator
Thank you. Our next question comes from the line of Casey Haire of Jefferies. Please proceed with your question.

Casey Haire
Great. Thanks. Good morning, guys. Wanted to circle back on the on the loan growth and mix question. So, you guys sound very committed to all the different lending verticals that you now enjoys a pro forma institution. I was just curious—because multifamily on the Sterling side is a decent sized book, a little under 5 billion, a lot of which is brokered on (sp) New York from the legacy Astoria side. So, I mean, does that comment that you’re going to be committed to all these protocols include multifamily? And then, also, do you guys have like a mix in mind—an ideal loan mix in mind for the pro forma bank (sp)?

Jack Kopnisky
Yeah. So, we’re committed to all the verticals as long as they yield the right risk adjusted returns. So, one of the great opportunities we have is you look at all those verticals, and, frankly, John has done great job with this, and I think we’ve done a great job of this is moving capital round based on the risk adjusted return opportunities. So, when there are those opportunities in different economic and rate environments, we’ll move capital to that, and where there are opportunities—where there are not opportunities, we’ll take capital away from that. We do need to be consistent in our view, but multifamily has always been one that’s been interesting. There’s times that we wanted to invest in that vertical, and there’s other times that we’ve said the returns—the risk adjusted returns aren’t what we expected.
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And the answer to the question, we do have a mix, but it’s not—we’re—our issue is more about concentration levels. We want diversity (sp). We think best midsize or approaching regional bank levels have diversity in both the asset side and the funding side because different economic situations and environments and rate environments demand different movement in those portfolios. So, it allows us the ultimate flexibility to move capital around to the places where it should be.

John Ciulla
Casey, if I could add, I’d refer you back to page eight in the deck. It’s interesting. The together pro forma bar on the on the bar chart is pretty good. As a proxy, I think Jack said, there’s this natural complementary nature of the portfolio, and if you think about it, as simple as you can, Sterling had higher (inaudible) concentrations based on owner (inaudible), the multifamily, the Metro New York, and we’ve grown, and we have a pretty big CNI portfolio, including, as you know, the enterprise reliant leveraged lending stuff that we do in sponsor and specialty. And when you look at the combined entity, whether you look at it as asset class relative to each other, whether you look at it in terms of regulatory concentrations as a percentage of tier one capital plus (sp) reserves, we’ve really derisked (sp) the portfolio significantly and opened up a lot of capacity.

And so, I know that all of our bankers at Sterling and at Webster right now who are listening to this call who weren’t under the tent are really excited right now. I’m getting texts as we’re speaking from people who are ready to go, because we really—we’ve always been stewards of risk management, and we’ve always made sure that we scorecard our exposures. And really what this does at the outset at close is kind of replenished the opportunity to continue to go in any of those asset class (sp) directions without creating undue concentration. So, really excited about it, and I think what you’ll see is, as we said before, a decidedly commercial portfolio over time and then, within the commercial categories, a mix of real estate secured and fully followed lending niche businesses and then robust growth in CNI. And obviously we’ll talk further when we get a better handle on our targets.

Casey Haire
Yeah. Okay. And just a question on the buyback, 400 million. How did you guys arrive at that and the 75% pair ratio? Was that—it just feels a little conservative, given that you’re going to end up at (inaudible) well above your target, and, as the result this quarter point out, it’s—the loan growth environment is not very strong right now. So, you could have a little bit more room on that.

Luis Massiani
Yeah. No, we can’t, Casey. And I think that we reviewed and debated that (inaudible). When you think about the hierarchy of priorities of what we want to do first and foremost, we want to reinvest in the business. And so, from the perspective of having excess capital that can be redeployed to organic growth, that would be our number one priority and—especially to the point that John and Jack were just—were just highlighting to the extent that we can continue to generate diversified commercial and consumer growth that that we invest in compounds return on tangible common equity. That’s our number one priority. And so, as we’ve alluded to here, right now, we have a conservative 4% growth number that’s going through the numbers (sp), but there’s the ability to essentially—substantially accelerate that, especially in a more normalized loan growth environment as we move through the back half of this year into a more—a (inaudible) economy that were fully rebound.
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So, first and foremost, loan growth, second, substantial capital flexibility. We love where it is, to the extent that that loan growth doesn’t materialize over some period of time. It’s a great place to be from the perspective of being able to return more capital to shareholders through buybacks or through increase dividends and so forth. So, I think that both management teams have always had a philosophy of being pragmatic about the world, and we’re going to continue to—that’s exactly the conversation that we’ve had of continuing to run the company that way. And the combined company is going to have it same type of philosophy, so to the extent that there’s growth opportunities, great. To the extent that there are M&A opportunities, that’s great, too. And if—we’re going to stay disciplined on growth, but,, to the extent that those don’t materialize, then we have an ability to return substantially more capital to shareholders than what’s being currently modeled there. So, I would say that, yes, you’re right that we have more flexibility, and you can count on us to be good stewards of capital that will do what’s best—in the best interest to shareholders.

John Ciulla
Let me just point out (inaudible), even from a modeling standpoint, even without the share repurchases, the accretion to Webster shares is still in excess of 20%.

Casey Haire
Yeah. Okay. Alright. Just last one for me. Appreciate all the metrics provided in the deck. I’m not seeing the efficiency ratio. Just wondering where you expect that to land for the pro forma bank. The reason I’m asking, obviously, is HSA—it seems like you guys obviously want to continue to be aggressively investing in that. Just curious where you guys see that running.

Glenn MacInnes
Yeah. So, Casey, it’s Glenn. And sort of reflective of what’s going to predominantly be a commercial bank, along with HSA, we think our efficiency ratio is going to run around 45% once we have the fully synergized expense reductions.

Casey Haire
And that’s a level where you can continue to satisfactorily support HSA?
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Glenn MacInnes
Yes.

Casey Haire
Alright. Great. Thank you.

Operator
Thank you. Our next question comes from line of Matthew Breese with Stephens. Please proceed with your question.

Matthew Breese
Good morning. Hey, just stay on the EPS accretion (sp) and share repurchases. Can you just talk about the timing of the share repurchase? Is that something on the Webster side that you can start now, or do we have to wait until the deal close? And then, as a follow up, on page 25, the 400 million, it appears to be on a weighted average (inaudible) totaled 3 million shares. Can you just talk about the implications of that and the assumed stock price?

John Ciulla
Yeah. So, let me take the first one. The purchases would be post close, the share repurchases. And then your second question regarding the 3 million share repurchase, and some of this you can see back in our appendix. Your question was with respect to the assumed purchase price?

Jack Kopnisky
What page are you on, Matt, that you’re referring to?

Matthew Breese
Yeah. Page 25, there’s 3 million shares assumed repurchased, 400 million. So, the number six footnote there.

John Ciulla
Okay. So, that’s  in the range of like 60, 65 share repurchases (sp).

Matthew Breese
Okay. And then, Jack and Luis, should we assume that that Sterling—on the Sterling side, your buyback program stops through  the end of the year until the deal closes?

Jack Kopnisky
Yes. It is a condition of the deal that is—it’s based on what ownership slips (sp) are going to be for closing. And so, at this point, we are stopping the buyback, and we will not be buying back shares through the closing.

Matthew Breese
Okay. Appreciate that. John, I know you talked about you know under a normal scenario what loan growth could be and high single digit, low double digit. Could just talk a little bit about the current pipeline? Jack, you, as well, what your current pipelines look like and how you expect growth for each respective balance sheet to kind of trend throughout the end of the year?
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John Ciulla
Yeah, sure. And I think the best way to describe our pipeline is building. So, we are seeing some green shoots and particularly in certain areas where, as you know, we’ve got some industry expertise in segments like technology and healthcare services. What we’re still seeing is a drag from all of the businesses that have been most impacted by COVID where people need to be places in order for revenue to be generated. And so, you saw on both of our balance sheets in this quarter not real robust loan originations and growth as much as we would have liked. So, what I would say is, the market is improving. We’re seeing our pipelines up. I know that our pipeline and the commercial bank at Webster, is actually up from a year ago same period. And so, that’s encouraging. But I think it’s going to be a while before we really see the full impact of a reopened and recovering economy. I don’t know, Jack, if you want to add--.

Jack Kopnisky
Yeah, in our case, the pipelines going in the second quarter are strong. At one point in my career, I’d love to be able to come back and say that loan growth in the first quarter was really great. I don’t think I’ve ever figured that out the. People max out the year-end, and then they build their pipelines again. But I think, going into the second quarter, we feel good about the pipeline, and it’ll (sp) continue to build. I think the guidance we would give everyone on net loan growth—net loan outstanding growth through the end of the year, lots of things will happen now that the deal’s out there. But in that kind of a billion to a billion and a quarter range is the range that we’ve (inaudible). It’s come down a little bit from the prior—from the fourth quarter result, but we think, given there’s—the pay offs and the originations, for what we see now, we’ll have that type of net loan growth through the end of the year.

So, pipelines are picking up, and we feel good about where we’re at. We—again, someday my career will actually have January, February, and March doesn’t happen the way it usually does, which is no volume in January, builds (sp) in by the middle February, little volume in February, and then good volume in March and then, into the second and third quarter, really great volume. So, that’s how we feel about the opportunities out there. And again, as we’ve said before, we’re going to be selective and not jump at things and be smart about it as we go forward.

John Ciulla
And one thing to add, Matt, on the Sterling side for first quarter results. The headline number isn’t really—or the headline loan growth or loan decrease isn’t really indicative of what’s happening in the various business lines. So, you had two places where we felt pressure. That was in mortgage warehouse lending, which, not surprisingly, first quarter’s always softer than the rest of the quarters, and then with the decrease in (inaudible) activity across the cross industry. You just see those balances decrease more so than they typically would. And then the second component is that we did not participate in PPP directly in the second round (sp). So, we did not originate PPP loans, but we actually, if you recall, in the fourth quarter of (sp) particularly in late December, we actually sold off pretty much the remainder of all of our PPP loans.
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So, when you factor in and adjust for PPP and mortgage warehouse, loan balances were actually up across the board, and they were up in most business lines except for equipment finance, which we feel very good is going to have a pickup in a rebound in the second half of this year. So, the origination engine and the pipeline in (sp) business is perfectly fine. You’re going to start seeing the pressures that we saw from a mortgage warehouse perspective in PPP (sp) are not going to be there for the rest of the year, we don’t believe. If anything, we think that you’re going to see a rebound in the second quarter and in the second half of the year in mortgage warehouse. And so, we feel very good about the prior guidance that we have provided in fourth quarter of a billion to a billion and a half. But as Jack mentioned, we’re just moving probably to the lower end of that range as we move through the year based on what happened in first quarter. But pipeline is in the origination activity. It’s as active as it has been, and it’s better—similar to what John said. It’s better than what it was—substantially better than what it was at this time last year.

Matthew Breese
Okay.

John Ciulla
I’ll give you one more data point. We usually talk about—on the earnings calls about payoff activity, because so much of our commercial real estate and sponsored specialty business is more transactional. And our originations were down—ex PPP down in the commercial bank modestly year-over-year Q1 ‘20 to Q1 ’22. But pay offs were up a couple $100 million from a year ago, and so that means that there’s more activity going on in the market in terms of refinancings (sp) and portfolio and property purchases. So, we think that’s encouraging, even though it frustrates us. It means we have to run faster to get net loan growth. It does mean that there’s more activity out there, which is a good sign.

Matthew Breese
Okay. And then, on page 15 you mentioned—I wanted to say this for the entire bank that the pro forma margin is going to be about 3.15 (sp). Is that for at the closing? And could you just provide a little bit of margin guidance for each bank from now until the end?

John Ciulla
Page 15 of the HSA slide? Yeah, that actually is there really to just point out the fact that, when you look at our ability to benefit and to leverage the full value of HSA that we get because we’ve looked at the peer group folks like HealthEquity and others in the market who basically aren’t banks and end up selling out their deposits that we have, through our internal processes, we’re able to gain more as a lender if we can deploy those funds into the market that just talks about our ability as a collective company to benefit on margin from having HSA as a wholly owned entity. It’s not a statement about the pro forma margin of the entire company. But go ahead—(inaudible).
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Jack Kopnisky
So, that 3.15 is the midpoint over the companies (sp) operate today, but it’s not a specific (inaudible) models approach that we did (inaudible). That’s a representative number where the companies are today. When you think about Sterling and what our NIM trajectory is going to be for this—for the rest of this year, we had guided to in the fourth quarter to about a 3.15 to 3.20 NIM, excluding accretion income. That was—ended up being 3.30 for the quarter. We benefit—we did have a benefit of a little over about (sP0 five basis points or so that was driven by prepayment activity, particularly in the multifamily and commercial real estate book. But across the board, the ability to generate better NIM was driven by two things. First and foremost, loan yields and loan origination yields have essentially plateaued—or the decrease in that I guess not a plateau, because it’s not increasing, but it’s a—they bottomed out from the perspective that they—and they have stayed steady between Q3, Q4 now Q1. So, there’s been stability to what we’re seeing on the loan origination side.

There’s been a slightly better reinvestment opportunity in the security side, and so you’ll see that end of period securities balances for us did increase slightly, and that reinvestment was actually done in slightly higher yields than what we had contemplated when we provided our guidance of the beginning of the year. And then, thirdly, we’ve continued to be very aggressive in managing cost of funds. And so, you saw another big decrease across the board in all of our deposit products (sp). So, we feel very good about the—beating the prior guidance that we provided in Q4. And so, again, without getting too technical, we’re not going to maintain that 3.30 through the end of the year, because it’s going to—there—especially if there’s growth. There’s going to be a little bit more pressure on that. But it should be well above the 3.15 to 3.20 range that we provided previously.

John Ciulla
Yeah. And, Matt, on the Webster side, you saw our 292, and that did include about 6 basis points relative of PPP, as I indicated in the comments. But it did also include about 6 basis points due to excess liquidity. And I mentioned that we were carrying about 680 million (inaudible), and that was a drag on NIM. And so, I still feel—when I look at our balance sheet, and I take out—strip out PPP the that core—depending on how liquidity plays out, our core NIM was somewhere in the range of 279 for the quarter. But again, about 6 basis points of that, which would bring you right to the 285, was due to liquidity.

Matthew Breese
Okay. And do you feel—I mean, Luis, you talked about where Sterling (inaudible) could be. Glenn, on your end, do you feel the 279 is stabilized at this point or you can even recapture some of that 285 as you deploy liquidity?
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Glenn MacInnes
Yeah. No, I do think it’s stable. I think we ended the quarter at 1.2 billion (sp) in excess liquidity, and some of that’s starting to dry up. So, I think that 279 is—has probably got some upward bias as we go through the year and we book (sp) loans, things like that. So, I think—I still think—and as I said on a prior earnings call that our core NIM is probably running around 285, and then you’re going to the noise of PPP in and out every quarter.

Matthew Breese
Okay. Okay. I have one last one. Sorry to drown (sp) on. The deal marks, just curious where you took more aggressive haircuts, what categories. Obviously, these days there’s a lot of concern on COVID impacted areas. So, curious what the marks are on hotel and restaurants and—but also you know how you guys assess the office book and then what kind of marks you’re taking there.

Luis Massiani
Yeah. We’re not—Matt, we’re not providing specific rate (sp) marks per sub portfolios and so forth, but what we can tell you is that Glenn, myself, and a small army of 200 folks on either side, as you can imagine with all the things that are happening, particularly in those verticals that you just mentioned of retail, office, hotels, and so forth, we had a very detailed review of those portfolios. And the end result of that review is that we agreed that the Sterling approach, which has been pretty conservative in marking those portfolios and in trying to deal with those portfolios head on since the beginning of the pandemic, it was kind of fully reflected in the reserves (inaudible) Sterling had that (sp) $223 million of total ACL today and the 1.53% or so of ACL to total loans that Sterling had as of Q1. So, again the—that was the diligence focus, and rightfully so. Obviously, because of the dynamic the New York City area is going through, but you put out a (inaudible) a couple weeks ago, and we’ve seen three or four other analysts do the same. Things are getting better in the New York City area. It is reopening, and it’s starting to reopen. There are specific verticals that are not fully open yet. So, yes, hotels continue to be somewhat strained. Retail continues to be somewhat strained. But you’re starting to see more traffic. You’re starting to see more economic activity, and so we’re very confident that, again, we’re not thinking—we’re not thinking about this with rose colored glasses of there isn’t going to be charge offs. There will continue to be some charge off activity as we move through the end of this year, but we are very, very confident with the reserves and the excess (sp) capital position that we have today and being able to manage that (sp).

Jack Kopnisky
And just to Luis’ point, I mean, just a little more color, I mean, we did conduct extensive file review of more than 80% of each other’s COVID impacted sectors. And by that I mean the retail, hospitality, and commercial office space. And we feel really good about, at the end of the day, where we ended up on both the PCD and a non PCD (sp) market.

Matthew Breese
Great. That’s all I had. Thanks for taking my questions.
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Operator
Thank you. Our next question comes from the line of Laurie Hunsicker (sp) with Compass Point. Please proceed with your question.

Laurie Havener Hunsicker
Yeah. Hey. Good morning. (Inaudible) timing. Where in the fourth quarter are you expecting to close? Is this going to be early fourth quarter? Mid? Late? How should we think about that?

Jack Kopnisky
Well, we hope as soon as possible. So, John and I have both talked in great detail to both the Fed (sp) and the OCC, and, frankly, they’ve been very supportive of their ability to—we give him an application, their ability to react with the right haste. If you think about this, this checks all the boxes relative to what regulators would like to see. Company has lots of capital, good earnings, good credit history, good relationships, people that have done deals before. So, we feel confident that this will move through the process pretty quickly. And so, we expect as soon as possible. Deals today have been taking three to six months to get done. So, announcing this now, it’s in that range.

Laurie Havener Hunsicker
Perfect. Okay. Thanks. And then, onto branches, if I looked at your two companies together pro forma where we are right now, you’re 224 less (sp) you have 18 still to go on your branch count reduction, takes you to 206. Can you help us think about, first of all, is that 206 the right number? And then, how are you thinking about branch closures? Can you--can you fine tune that with respect to the cost saves you’ve laid out?

John Ciulla
Yeah. Laurie, I’d like to say now is, obviously, the cost savings that we promised in the transformation project that we did reflect those last closures that we have to come at Webster. And I really—I don’t want to make any promises. We believe that, right now, we’re going to take the same approach that both banks do, which is to constantly look at the branch footprint, look at the customer base, look at customer behaviors, and try and maximize our ability to deliver for our clients while reducing real estate expenses that aren’t (sp) necessary. And so, I think, over time, as I said, in the outset, pro forma, there aren’t significant branch closure savings in this model. There may be a few strategic consolidations overtime over the next year. But we’re going to go through that as we do the integration, look at holistically—actually, you see that these two footprints kind of come together perfectly right in Westchester County. There’s very little overlap. So, we’ll be looking strategically as we do our integration at how we’re servicing our customers, and, closer to close, we’ll be able to give more indication of what the pro forma footprint will look like. But less square footage overtime but prudent so that our communities and our customers aren’t impacted disproportionately.
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Laurie Havener Hunsicker
Got it. Okay. And then a few quick questions here on the commercial book (sp). Multifamily, 4.4 billion, how much of that actually resides in New York City?

John Ciulla
The majority of it.

Laurie Havener Hunsicker
The majority. Okay. Do you have an LTV (sp) on that?

John Ciulla
LTV? I’d said—if you look at our prior earnings decks, which we did not put out an earnings deck for the first quarter or IR deck for the first quarter specifically related to our results. But if you go back to Q3, Q4 you’ll see very descriptive information on that, and, on average, the weighted average LTV of that multifamily portfolio is just under 50%.

Jack Kopnisky
And I would tell you that the multifamily properties are actually in the boroughs (sp) and Long Island, vast majority of them.

Laurie Havener Hunsicker
Okay. Perfect. And then on the creep (sp) of the 6 billion, 10% criticized, can you just drill down just a little bit more in terms of how much of that is New York City proper (sp)?

Jack Kopnisky
So, that is actually a much more diversified book than the multifamily book. (Inaudible) from the perspective of New York City proper. So, when you think about the exposures that we have that we are most focused on, it is retail and office CRE in Manhattan and part of that being in midtown Man (sp), so most of that being in and around the midtown Manhattan area, and that is approximately $1 billion of total exposure. Now, that is—not all of that is criticizing classified, but that is the—if there was a—in the hierarchy of portfolios that we were most focused on from a near term performance perspective it’s that component of the book, that’s where the vast majority of our ACL in (sp) our reserve sits in the commercial real estate.

John Ciulla
And again, those are those are also in that 50% to 55% LTV range. And, Laurie, I know that’s a question for the Sterling guys, but I can tell you, as Glenn said, that’s the area that we did extensive diligence on. We also brought in a third party to focus and double check our work on specifically New York City retail, hotel, and office. So, obviously, we spent a lot of time on that and focus on that, as well.

Laurie Havener Hunsicker
Perfect. Thanks for taking my questions.
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Operator
Thank you. Our next question comes from line Ken Zerbe with Morgan Stanley. Please proceed with your question.

Ken Zerbe
Hey, crew (sp). Thanks. Just to go back to the (inaudible), but in response to one of the other questions about HSA, somebody mentioned that this supercharges your growth. So, I guess I just—I don’t understand how this supercharges your growth. Are you saying that the combined entity is now going to be able to outgrow the industry average growth rate (inaudible) in any kind of meaningful way?

John Ciulla
Ken, my—our statements collectively—because I think both of us are enthusiastic about it—is that we have now identified an ability to free up more capital and more expense dollars to invest in technology and to keep our competitive momentum in that market. And, yes, as you know, the market continues to consolidate significantly. I think the top five players now have close to 60% of the market, and everybody is moving pretty quickly. So, I think when we say supercharge it just enables us to grow sales capabilities, products, accelerate some of the technology road map that we have right now in terms of employee and employer portals that we’re in the process of building. So, I think the safest thing for me to say is, it allows us to focus more. It allows us to deploy more capital and expense dollars, which, in turn, if we execute, should allow us to increase our relative performance versus peers.

Ken Zerbe
Okay. Understood. And then just a second follow up question. Obviously, Webster was undertaking a pretty big expense initiative in terms of cutting branches, et cetera. How much of the expense program was actually in anticipation of this transaction? Because I think Jack mentioned that you guys have been talking for a couple of years on potentially combining the banks.

John Ciulla
Yeah. The answer is zero, and I guess you’ll see all the details at some point in the merger proxy. So, we actually haven’t been—and I’ll also rationalize, Ken, kind of all of our discussions over time. We’ve been focused very internally, as you know, as (sp) Webster. I’m asked that question on every call. Jack and I met about 27 months ago and talked a lot about just our philosophes on banking, and we got a chance to meet each other socially and enjoy each other’s company. And I think one of the things to stress that you heard today is that we have a similar focus on where banks our size can continue to differentiate, and those are in the less commoditized, more commercial areas. So, we’ve talked on and off about the future and how important scale is and thought about whether or not there was a combination. Actuality during the pandemic, obviously we had no discussions around putting the banks together, because no one knew what the future was going to hold for capital and liquidity and credit in the market. And so, when we embarked on that program in January of 2020 and then decided to double down on it, Jack and I were talking about putting banks together. And so, we made all those decisions and those announcements in the fourth quarter. We had no merger discussions going on, and it wasn’t until it looked like the coast was clear from a capital and credit perspective that we revisited that. And we’ve also been really careful—and obviously (inaudible) common (sp) upon us to execute. But to say that the deal cost saves here are separate and distinct from what we promised the market, so we’re still driving hard to get that 8% cost reduction in our run rate operating expenses, and then people could lay the deal math (sp) over that number pro forma.
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Ken Zerbe
Alright. Thank you.

Operator
Thank you. Ladies and gentlemen, our final question this morning comes from line of David Bishop with Seaport Global Securities. Please proceed with your question.

David Bishop
Yeah. Good morning, gentlemen. Hey, Jack, (inaudible) discussion but wanted to focus year-end (sp) hear both your perspective just a legacy credit quality, I guess Jack covering Sterling. Just saw a little bit of a tick up (sp) in terms of the criticized classified (inaudible) a holistic high level view what you’re seeing from a credit perspective, maybe (inaudible).

Jack Kopnisky
Yeah. So, on our side, David, the—I think that it was very much in line our performance for end a period three. March 31st was very much in line with what we talked about in the first quarter—or sorry, the fourth quarter earnings call, so in early January, which is (sp) that we still anticipated to see a slight uptick in criticize classifieds in the first quarter. And so, it was we had guided to it being substantially—a substantially smaller uptick to what you had seen between the third and the fourth quarter. And, as you can see, as of 3.31, it was substantially smaller than what (inaudible) we have seen to round out the year (sp). The issue with the criticizing classifieds is more credit policy driven, as we talked about in the fourth quarter. We’re classifying these loans, because you’re still in a situation where, for some components and verticals in the New York City area, you’re seeing debt service coverage ratios that are below one. And so, under our credit policy similar to what we talked about in the fourth quarter, that is it criticized or a classified loan, depending on the components of the loan. However, we continue to be very encouraged by the fact that we are seeing a substantial amount—or we’re seeing guarantor support across the board for the vast majority of relationships and properties that have that criticized and classified dynamic to them, and our debt service coverage ratios today are below one.

With that said, we’re also very encouraged by the fact that we’re starting to see a substantial uptick cash flows again for all of the verticals, including retail, office, multifamily, and so forth. And so, again, as I said before, we’re not looking at this with rose colored glasses, and we’re not declaring victory just yet. That’s one reason as to why we’ve decided to maintain our ACL to total loans at that 150 level and that 325 million or so ACL. We’re very confident with that number based on what we’re seeing and trends in the portfolio, but we’re not yet at a point where we’re releasing reserves because we’re seeing criticizing classified stay there. As those plateaus start coming down, we should start getting to reserve releases relative to the long term target that we’ve set of about 1.1% to 1.2% of ACL to total loans (sp).
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David Bishop
Great. Thank you.

John Ciulla
Were you asking for us to comment, as well?

David Bishop
Sure. I’d love to hear your perspective, as well.

John Ciulla
 I mean, I think you heard we were—we had surprisingly strong credit quality metrics in all categories and classified and non-performers and charge offs down. I think we’re in the same place where we’re not ready to just kind of declare full victory and says (sp) the stimulus and liquidity runs offer some more impacted borrowers. We’re obviously staying diligent, but we couldn’t be more pleased with the credit performance of the bank, and we feel like we’ve got a good handle on it. And so, on our side, everything’s looking up.

Jack Kopnisky
And our coverage is at 1.64% as of the quarter-end. And I think if you look at it and say you (inaudible) encouraging macroeconomic environment, you just have to look at our day two CECL reserve (sp), which was like a coverage of 133 to get a sense of, in a normalized environment, what it would look like.

Jon Ciulla
And both banks have a substantial amount of their ACLs represented by qualitative factors today. So, the conservative view that we’re both taking is not driven by actual quantitative modeling results. It’s driven by properly (inaudible) I think both management teams taking conservative view and, again, not declaring victory just yet but feeling very good about what the future outlook hold from a credit perspective.

David Bishop
Got it. Appreciate the color.

Operator
Thank you. Ladies and gentlemen—
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John Ciulla
Thank you--.

Operator
I’m sorry. Go ahead, sir.

John Ciulla
No, not all. We all just wanted to thank everybody for joining the call. Have a great day.

Operator
Thank you. This conclusion is conference. You may now disconnect your lines.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Webster and Sterling, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Webster and Sterling; the outcome of any legal proceedings that may be instituted against Webster or Sterling; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain stockholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Webster and Sterling do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Webster and Sterling successfully; the dilution caused by Webster’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Webster and Sterling.  Additional factors that could cause results to differ materially from those described above can be found in Webster’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the Securities and Exchange Commission (the “SEC”) and available on Webster’s investor relations website, https://webster.gcs-web.com/, under the heading “Financials” and in other documents Webster files with the SEC, and in Sterling’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available on Sterling’s website, https://sterlingbancorp.com/, under the heading “Financial Information” and in other documents Sterling files with the SEC.
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All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Webster nor Sterling assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Webster will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Webster and Sterling and a Prospectus of Webster, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Webster and Sterling will be submitted to Sterling’s stockholders and Webster’s stockholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND STOCKHOLDERS OF WEBSTER AND STOCKHOLDERS OF STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Webster and Sterling, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kristen Manginelli, Director of Investor Relations, Webster Financial Corporation, 145 Bank Street, Waterbury, Connecticut 06702, (203) 578-2202 or to Emlen Harmon, Managing Director, Investor Relations, Sterling Bancorp, Two Blue Hill Plaza, Second Floor, Pearl River, New York 10965, (845) 369-8040.

PARTICIPANTS IN THE SOLICITATION

Webster, Sterling, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster and Sterling in connection with the proposed transaction under the rules of the SEC.  Information regarding Webster’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2021, and other documents filed by Webster with the SEC.  Information regarding Sterling’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 14, 2021, and other documents filed by Sterling with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

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